

Mail Stop 3561

June 23, 2009

Robert F. Moran
President, Chief Executive Officer
PetSmart, Inc.
19601 N. 27th Avenue
Phoenix, Arizona 85027

> **Re:** **PetSmart, Inc.**
> **Form 10-K for Fiscal Year Ended February 1, 2009**
> **Filed March 26, 2009**
> **Form 10-Q for Fiscal Quarter Ended May 3, 2009**
> **Filed May 29, 2009**
> **File No. 0-21888**

Dear Mr. Moran:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended February 1, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Overview, page 25

1.   Please include a discussion of the opportunities, challenges and risks, such as those presented by known trends and uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition and operating performance, or result in your liquidity decreasing or increasing in any material way, as well as the actions you are taking to address those opportunities, challenges and risks. This discussion should provide a context and frame of reference to facilitate an understanding, from management's perspective, of your results of operations, financial position and liquidity and future prospects discussed throughout your discussion and analysis of financial position and results of operations. Refer to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350, and Item 303(a) of Regulation S-K.

Critical Accounting Policies and Estimates, page 26

2.   Please provide quantitative information for each of the critical accounting estimates you have identified to the extent necessary to give a reader greater insight into the quality and variability of information regarding results of operations. For example, since you identified reserves for closed stores, insurance liabilities and inventory valuation as critical accounting estimates, you should disclose the effects of those estimates and/or changes in those estimates on income for each year presented and whether the estimates are likely to change in the future. Also, when changes in estimates are reasonably likely to occur and would have a material effect, you should provide an analysis of their sensitivity to change. For example, if a change in loss experience of self-insurance programs would result in a material adjustment to your insurance reserves, you should disclose the impact that could result given the range of likely reasonable outcomes. Refer to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

Results of Operations, page 28

3.   Please quantify in dollars, to the extent practicable, the impact of the factors contributing to changes in sales, gross profit and operating, general and administrative expenses for each year presented. For example, disclose:

o   Increases in sales due to the addition of new stores and PetHotels, increases in comparable store sales and the extent to which changes in net sales are attributable to changes in prices and volume of products and services sold;

o   The impact of the recall of certain pet food products and reduced sales of equine products as a result of your decision to exit the product line;

o   Increases in store occupancy costs and warehouse and distribution costs attributable to new stores and PetHotels and the impact of higher real property taxes and lower reimbursements from MMIH for vet clinic expenses; and

o   The impact of your cost savings initiatives, higher payroll and benefit costs and stock-based compensation, lower self insurance claims experience and changes in costs related to exiting the equine product line.

Liquidity and Capital Resources, page 31

4.   Please revise your discussion of cash flow to cover the three-year period covered by the financial statements with a focus on the primary drivers of cash flows, the indicative value of historical cash flows and the underlying reasons for changes in cash flows for the years presented. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Item 9A. Controls and Procedures, page 36

5.   We note your statement that your "CEO and CFO concluded that, as of February 1, 2009, [your] disclosure controls and procedures were (1) designed to ensure that material information relating to [you], including [your] consolidated subsidiaries, is made known to [your] CEO and CFO by others within the entities, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be discussed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." In future filings, please revise to reflect the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e) or simply state that your disclosure controls and procedures are effective at the reasonable assurance level. Additionally, please confirm to us that your

conclusion regarding effectiveness would not change had the conclusion included the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e).

Management's Report on Internal Control Over Financial Reporting, page 37

6.   Please revise management's conclusion regarding the effectiveness of your internal control over financial reporting to definitively state whether or not internal control over financial reporting is effective. Refer to Item 308(a)(3) of Regulation S-K.

Signatures, page 40

7.   The report must also be signed by your controller or principal accounting officer. Refer to general instruction D(2)(a) of Form 10-K. Any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report. Please tell us whether your chief financial officer also serves as your controller or principal accounting officer. If so, please indicate each capacity in which your chief financial officer signs the report in future filings. Otherwise, please file an amendment to include the signature of your controller or principal accounting officer.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Stockholders' Equity, page F-5

8.   Please show us how to reconcile net tax benefits from tax deductions in excess of compensation cost recognized to the amounts disclosed in the statements of cash flows for each year presented or tell us what the difference represents. In addition, please show us how to reconcile issuance of common stock under stock incentive plans for the most recent year to the amount disclosed in the statements of cash flows.

Notes to Consolidated Financial Statements, page F-7

Note 1 – The Company and its Significant Accounting Policies, page F-7

Segment Reporting, page F-8

9.   Please disclose revenues from external customers for each group of similar products and services and information about geographic areas based on the financial information used to produce your general purpose financial statements.

If providing the information is impracticable, please disclose that fact. Refer to paragraphs 37 and 38 of SFAS 131.

Vendor Rebates and Cooperative Advertising Incentives, page F-8

10.   We note that you disclose total advertising expenses, net of cooperative income. Since SOP 93-7 requires disclosure of the total amount charged to advertising for each income statement presented, we believe you should disclose the amount of vendor cooperative advertising incentives recognized as a reduction to operating, general and administrative expenses for each year presented. Please do so or tell us why you believe disclosure of cooperative income is not required or would not be meaningful to investors.

Insurance Liabilities and Reserves, page F-9

11.   We note that your loss estimates rely on actuarial observations of ultimate loss experience for similar historical events. Please tell us the nature and extent of the actuary's involvement in determining the amounts of your insurance reserves and whether you rely on the actuary as an expert in determining the amounts of your insurance reserves. Please provide detailed information regarding your particular facts and circumstances.

Revenue Recognition, page F-11

12.   Please tell us the method you use to determine the estimated amount of gift card breakage and whether breakage is recognized over a period of time, and the time period, or at the end of a specified period, and the number of years in the period. In addition, tell us whether your gift cards have an expiration date and whether you are subject to state escheatment laws. Finally, since breakage represents an adjustment of sales prices or another source of operating income, tell us your rationale for classifying breakage as a reduction of operating, general and administrative expenses.

Foreign Currency Translation, page F-12

13.   Please disclose the aggregate transaction gain or loss for each year presented. Refer to paragraph 30 of SFAS 52.

Note 3 – Investments, page F-14

14.   Please tell us your rationale for classifying license fee revenue and utilities and other cost reimbursements related to in-store veterinary operations provided by

MMIH as a reduction of store operating expenses as opposed to revenue in light of the guidance in SAB Topic 8:A and EITF 01-14.

15.   Please disclose the amount of profits from sales of therapeutic pet foods you share with MMIH for each year. Refer to the disclosure requirements of SFAS 57.

Note 5 – Reserve for Closed Stores, page F-16

16.   Please separately disclose costs incurred during the period and adjustments to the liability with an explanation of the reasons for the adjustments. Refer to paragraph 20.b. of SFAS 146.

Note 11 – Financing Arrangements and Lease Obligations, page F-21

Operating and Capital Leases, page F-22

17.   Please disclose the amount of sublease income netted against reported rent expense for each year presented. Refer to paragraph 16.c. of SFAS 13.

Note 12 – Litigation, page F-23

18.   Please disclose whether you accrued a loss in regard to the Langton case or give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Provide similar disclosure regarding the pet food recall cases. Refer to paragraphs 9 and 10 of SFAS 5.

Note 15 – Stock-Based Compensation, page F-27

19.   Please show us how to reconcile the amount of stock-based compensation related to restricted stock to the amounts disclosed in the consolidated statements of stockholders' equity for each year presented.

Schedule II – Valuation and Qualifying Accounts, page A-2

20.   Please provide the information required by Rule 12-09 of Regulation S-X regarding your allowances for doubtful accounts receivable and estimated sales returns or tell us why the disclosures are not required. Please note that valuation reserves as to which additions, deductions and balances are not individually significant may be grouped in one total and in such case additions and deductions need not be given. Refer to Rules 5-04 and 12-09 of Regulation S-X.

Mr. Robert F. Moran
PetSmart, Inc.
June 23, 2009
Page 7

Form 10-Q for Fiscal Quarter Ended May 3, 2009

21.   Please address the above comments as applicable in future filings.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the
  disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do
  not foreclose the Commission from taking any action with respect to the
  filings; and

- the company may not assert staff comments as a defense in any
  proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thompson
Accounting Branch Chief